Delisting Determination,The Nasdaq Stock Market, LLC,
October 8, 2014, Guanwei Recycling Corp. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common shares of Guanwei Recycling Corp.
(the Company), effective at the opening of the trading session on October 20, 2014. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staffs determination on September 29, 2014. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 8, 2014.